Exhibit 3.1

CERTIFICATE OF DESIGNATIONS OF
SERIES X CONVERTIBLE PREFERRED STOCK OF
VENUS CONCEPT INC.

Venus Concept Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that the following resolution was adopted on October 4, 2023 by the Board of Directors of the Corporation, as required by Section 151 of the General Corporation Law of the State of Delaware:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) in accordance with the Certificate of Incorporation of the Corporation, the Board of Directors hereby creates a series of preferred stock, par value $0.001 per share, of the Corporation designated as Series X Convertible Preferred Stock (the “Series X Preferred”), and hereby states the designation and number of shares, and fixes the relative rights, preferences and limitations thereof as follows:

ARTICLE I
DEFINITIONS

As used in this Certificate of Designations, the following terms shall have the meanings set forth below:

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of Voting Securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Business Day” means any day other than a Saturday or Sunday, a legal holiday or any other day on which the Securities and Exchange Commission remains closed.

“Capital Stock” means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by the Corporation or any of its subsidiaries, but excluding any debt securities convertible into or exchangeable for any securities otherwise constituting Capital Stock pursuant to this definition.

“Common Stock” means the common stock of the Corporation, par value $0.0001 per share, or any other capital stock of the Corporation into which such common stock shall be reclassified or changed.

“Conversion Agent” means the Transfer Agent acting in its capacity as conversion agent for the shares of the Series X Preferred, and its successors and assigns.

“Conversion Date” means, with respect to any share of Series X Preferred, the date on which such share of Series X Preferred has been converted hereunder.

“Conversion Notice” means a notice substantially in the form of the “Conversion Notice” set forth in Exhibit A.

“Conversion Share” means any share of Common Stock issued or issuable upon conversion of any Series X Preferred.

“Converted Stock Equivalent Amount” means, for each share of Series X Preferred, ten (10) shares of Common Stock; provided, however, that if, after issuance of any shares of Series X Preferred, the Corporation subdivides or splits its outstanding Common Stock, including by way of a dividend or distribution of Common Stock, or combines its outstanding Common Stock into a lesser number of shares, the “Converted Stock Equivalent Amount” with respect to such issued and outstanding shares of Series X Preferred shall be adjusted as if such action applied to the shares of Common Stock represented by the Converted Stock Equivalent Amount.

“Exchange Agreement” means that certain Exchange Agreement, dated as of October 4, 2023, by and between the Corporation and the parties identified on the signature pages thereto.

“Holder” means the Person in whose name shares of the Series X Preferred are registered, which may be treated by the Corporation, Transfer Agent, paying agent and Conversion Agent as the absolute owner of such shares of Series X Preferred for the purpose of making payment and settling the related conversions and for all other purposes.

“Issuance Date” means October 4, 2023, being the date on which the Holders initially acquired shares of Series X Preferred under the Exchange Agreement.

“Issuance Price” means $20.10, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock.

“Junior Preferred” means the voting convertible preferred stock of the Corporation, par value $0.001 per share.

“Junior Preferred Certificate of Designations” means the Certificate of Designations with respect to the Junior Preferred, dated November 17, 2022, as amended from time to time.

“Liquidation Event” means, whether in a single transaction or series of related transactions, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation or its subsidiaries, the assets of which constitute all or substantially all of the assets of the business of the Corporation and its subsidiaries, taken as a whole.

“Liquidation Preference” means, for any share of Series X Preferred at any time, an amount equal to the Issuance Price; provided, however, that to the extent that the Corporation does not declare and pay a Series X Dividend on a Series X Dividend Payment Date as required hereunder, an amount equal to the Net Series X Dividend shall be added to the Liquidation Preference of such share of Series X Preferred as of such Series X Dividend Payment Date.

“Organic Change” means any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation’s assets, exchange or tender offer by the Corporation or any of its subsidiaries, or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation and whether automatically or at their election) stock, securities or assets with respect to or in exchange for Common Stock; provided, however, that an Organic Change shall not include any transaction that constitutes a Change of Control.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Preferred” means the senior convertible preferred stock of the Corporation, par value $0.001 per share.

“Senior Preferred Certificate of Designations” means the Certificate of Designations with respect to the Senior Preferred, dated May 15, 2023, as amended from time to time.

“Senior Stock” means any class or series of capital stock of the Corporation the terms of which expressly provide that such class or series will rank senior to the Series X Preferred as to dividend rights or as to rights on liquidation, dissolution or winding up of the Corporation (in each case, without regard to whether dividends accrue cumulatively or non-cumulatively).

“Series X Dividend Payment Date” means the final day of March, June, September and December of each year, commencing on December 31, 2023; provided, however, that if any such Series X Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Series X Dividend Payment Date shall instead be (and any dividend payable on Series X Preferred on such Series X Dividend Payment Date shall instead be payable on) the immediately succeeding Business Day.

“Series X Dividend Period” means the period commencing on and including a Series X Dividend Payment Date and ending on and including the day immediately preceding the next Series X Dividend Payment Date; provided, however, that the initial Series X Dividend Period shall commence on and include the Issuance Date and shall end on and include the day immediately preceding the first Series X Dividend Payment Date.

“Series X Dividend Rate” means 12.5% per annum.

“Trading Market” means whichever of the NYSE American, New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Capital Market, Nasdaq Global Select Market or such other United States registered national securities exchange on which the Common Stock is listed or quoted for trading on the date in question.

“Transfer Agent” means the Corporation acting as transfer agent, registrar, paying agent and Conversion Agent for the Series X Preferred and its successors and assigns.

“Transfer” means any sale, transfer, assignment or other disposition (including by merger, reorganization, operation of law or otherwise).

“Unpaid Liquidation Preference” means, for any share of Series X Preferred at any time, an amount equal to the excess, if any, of (a) the Liquidation Preference with respect to such share of Series X Preferred as of such time, over (b) the aggregate amount of all distributions made in respect of such share of Series X Preferred pursuant to Article II, Section 3(a)(i) as of such time.

“Voting Securities” means capital stock of the Corporation that is then entitled to vote generally in the election of directors of the Corporation.

ARTICLE II
SERIES X PREFERRED

1.           Designation and Number of Shares. There shall be a series of preferred stock designated “Series X Convertible Preferred Stock.” The number of authorized shares of Series X Preferred shall be 400,000. The Series X Preferred will initially be issued in book entry form.

2.           Dividends.

(a)          Series X Dividend.

(i)          In addition to participation in dividends as set forth in Article II, Section 2(b) below, each Holder shall be entitled to receive, on each share of Series X Preferred and with respect to each Series X Dividend Period, an amount (such amount, the “Net Series X Dividend”) equal to the Series X Dividend Rate multiplied by the Liquidation Preference (the “Series X Dividend”). If and to the extent that the Corporation does not pay the entire Net Series X Dividend on each share of Series X Preferred on the applicable Series X Dividend Payment Date in accordance with Article II, Section 2(a)(ii) below, the unpaid portion of the Net Series X Dividend shall be added to the Liquidation Preference in accordance with the definition thereof. Amounts payable at the Series X Dividend Rate shall begin to accrue on a daily basis, computed on the basis of a 360-day year consisting of twelve 30-day months, and shall be cumulative from and including the Issuance Date until the Expiration Date (as defined below), without compounding. For illustration, assuming no increase in the Liquidation Preference in accordance with the definition thereof, $0.6281 in Series X Dividends shall accrue on each outstanding share of the Series X Preferred during each Series X Dividend Period.

(ii)       The Series X Dividend shall be payable, at the Corporation’s sole discretion, in additional shares of Series X Preferred (such shares, the “PIK Dividend”) or in cash; provided, however, that the Corporation shall not pay the Series X Dividend in cash to the extent prohibited by applicable law or agreements governing the Corporation’s debts or other liabilities. If the Corporation elects to pay a PIK Dividend, the number of shares of Series X Preferred to be issued in payment of such PIK Dividend with respect to each outstanding share of Series X Preferred shall be determined by dividing (i) the Net Series X Dividend by (2) the Liquidation Preference (including any amounts added to the Liquidation Preference in accordance with the definition thereof); provided, however, that no fractional shares shall be issued upon the payment of the PIK Dividend, and rather the number of shares of Series X Preferred comprising the PIK Dividend shall be rounded to the nearest whole share of Series X Preferred. If the Corporation elects to pay the Series X Dividend in cash, such payments will be made by check (payable in the name of each Holder) or by wire transfer of immediately available funds (in accordance with instructions previously delivered by each Holder).

(iii)        Notwithstanding any provision of this Certificate of Designations to the contrary, the Series X Dividend shall cease to accrue on December 31, 2026 (the “Expiration Date”), following which the Corporation shall have no further obligation to pay the Series X Dividend; provided, however, that the Corporation shall remain liable to with respect to any other portion of the Net Series X Dividend to the extent accrued and unpaid prior to the Expiration Date.

(b)         Participation in Other Dividends. In addition to Series X Dividends as set forth in Article II, Section 2(a) above, each Holder shall be entitled to receive, with respect to the shares of Series X Preferred held by such Holder, if, as and when declared by the Board of Directors or any duly authorized committee thereof, but only out of assets legally available therefor, dividends or distributions of the same amount, in an identical form of consideration and at the same time, as those dividends or distributions that would have been payable on the number of whole shares of Common Stock equal to the product of the Converted Stock Equivalent Amount and the number of such shares of Series X Preferred (rounding any fractional shares resulting from such computation to the nearest whole number) such that no holder of Common Stock shall receive a dividend or distribution unless equivalent dividends or distributions (as described above) are also made to each share of Series X Preferred, taking into account any adjustment to the Converted Stock Equivalent Amount as provided herein; provided, however, that the foregoing shall not apply to any dividend or distribution payable in shares of Common Stock that results in an adjustment in the Converted Stock Equivalent Amount, as set forth in Article I in the definition of “Converted Stock Equivalent Amount.” Notwithstanding anything to the contrary set forth in this Article II, Section 2(b), if any dividend or distribution is payable in rights or warrants to subscribe for Common Stock or purchase Common Stock pursuant to a conversion feature in a debt or equity security, the corresponding dividend or distribution payable on the Series X Preferred shall consist of an identical right or warrant, except that such right or warrant shall be a right or warrant to subscribe for a number of shares of Series X Preferred equivalent to the number of shares of Common Stock that would otherwise be subject to such right or warrant (i.e., taking into account the Converted Stock Equivalent Amount). Each declared dividend or distribution under this Article II, Section 2(b) shall be payable to the holders of record of Series X Preferred at the same time as dividends or distributions are payable to the holders of record of Common Stock.

(c)          Priority of Dividends.

(iv)        All dividends payable on the Series X Preferred, including the Series X Dividend, shall rank junior with regard to dividends on the Senior Stock (if any).

(v)         All Series X Dividends payable on the Series X Preferred shall rank senior with regard to dividends on the Common Stock, the Junior Preferred and the Senior Preferred (i.e., no dividends shall be paid on the Common Stock, the Junior Preferred or the Senior Preferred unless the Series X Dividends have been paid in full).

(vi)      All dividends payable on the Series X Preferred other than the Series X Dividends shall have the same priority with regard to dividends on the Common Stock, the Junior Preferred and the Senior Preferred (i.e., all such dividends shall be declared and paid in accordance with Article II, Section 2(b) above).

3.            Liquidation Rights.

(a)         Liquidation. In the event of a Liquidation Event, after payment or provision for payment of the debts and other liabilities of the Corporation and after any payment of the prior preferences and other rights of any Senior Stock shall have been made or irrevocably set apart for payment, the assets of the Corporation legally remaining available for distribution to the Corporation’s shareholders shall be distributed in accordance with the following priority:

(vii)       first, to the Holders, in proportion to the aggregate Unpaid Liquidation Preference in respect of all shares of Series X Preferred held by the Holders, until the aggregate Unpaid Liquidation Preference in respect of all shares of Series X Preferred held by the Holders has been reduced to zero;

(viii)     second, to the holders of Senior Preferred, in proportion to the aggregate Unpaid Liquidation Preference (as defined in the Senior Preferred Certificate of Designation) in respect of all shares of Senior Preferred held by such holders, until the aggregate Unpaid Liquidation Preference (as defined in the Senior Preferred Certificate of Designation) in respect of all shares of Senior Preferred held by such holders has been reduced to zero;

(ix)        third, to the holders of Junior Preferred, in proportion to the aggregate Unpaid Liquidation Preference (as defined in the Junior Preferred Certificate of Designation) in respect of all shares of Junior Preferred held by such holders, until the aggregate Unpaid Liquidation Preference (as defined in the Junior Preferred Certificate of Designation) in respect of all shares of Junior Preferred held by such holders has been reduced to zero; and

(x)        thereafter, pro rata among (A) the holders of Common Stock, in proportion to their holdings of Common Stock, and (B) the holders of any other securities of the Corporation having the right to participate in such distributions upon the occurrence of a Liquidation Event, in accordance with the respective terms thereof.

(b)         Change of Control. In the event of (i) a merger or consolidation of the Corporation with any other corporation or other entity that results in the inability of the shareholders of the Corporation immediately preceding such merger or consolidation to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company, including any such merger or consolidation in which the Holders receive cash, securities or other property for their shares, or (ii) the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation to a third party purchaser ((i) or (ii), a “Change of Control”), any cash, securities or other property payable to the shareholders of the Corporation in or as a consequence of such Change of Control (including without limitation from release of escrow, earn outs, deferred purchase price or other similar payments following the consummation of the Change of Control) will be apportioned and distributed in accordance with Article II, Section 3(a) above until such time as each preference stated in Article II, Section 3(a) above has been paid in full in the order of priority stated in Article II, Section 3(a) above. For such purposes, any non-cash consideration will be valued at the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction. The Corporation shall not have the power to effect a Change of Control unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the Holders in such Change of Control shall be paid in accordance with this Article II, Section 3(b).

4.            Conversion.

(a)         Conversion. Subject to Section 4(e) below, each Holder may, at any time and in its sole discretion, elect that all, or any whole number of shares that is less than all, of their shares of Series X Preferred be converted, in which case each share of Series X Preferred subject to such conversion shall be converted into a number of Conversion Shares equal to the Converted Stock Equivalent Amount; provided, however, that cash will be paid in lieu of fractional shares pursuant to Article III, Section 7. Effective immediately prior to the close of business on any applicable Conversion Date, such Series X Preferred shall not be deemed outstanding for any purpose, and such converting Holders shall have no rights with respect to such shares of Series X Preferred, rather only the right to receive the applicable Conversion Shares. Notwithstanding the foregoing, a Holder delivering a Conversion Notice hereunder in connection with an Organic Change may specify in such Conversion Notice that its election to effect such conversion is contingent upon the consummation of such Organic Change, in which case such conversion shall not occur until such time as is immediately prior to (and subject to) the consummation of such Organic Change, and if such Organic Change is not consummated, such Conversion Notice shall be deemed to be withdrawn.

(b)        Requirements for Conversion. To convert any share of Series X Preferred hereunder, the Holder of such share must (i) complete, sign and deliver to the Corporation a Conversion Notice; (ii) deliver physical certificate(s), if any, representing such Series X Preferred to the Corporation (at which time such conversion will become irrevocable); (iii) furnish any endorsements and transfer documents that the Corporation may require; and (iv) if applicable, pay any documentary or other taxes.

(c)       Conversion Procedures. Upon the physical surrender of the certificate representing a share of Series X Preferred converted hereunder, if any, to the Corporation, the Corporation will, or will cause the Transfer Agent to, issue and deliver a new certificate, registered as the converting Holder may request, subject to applicable securities laws, representing the aggregate number of Conversion Shares issued upon conversion of such shares of Series X Preferred (provided, however, that, if the transfer agent for the Conversion Shares is participating in The Depository Trust Corporation (“DTC”) Fast Automated Securities Transfer Program and the transferee is eligible to receive shares through DTC, such transfer agent shall instead credit such number of full Conversion Shares to such transferee’s balance account with DTC through its Deposit/Withdrawal at Custodian system). Promptly following the applicable Conversion Date, but not later than the earlier of (i) two (2) trading days and (ii) the number of trading days comprising the Standard Settlement Period (as defined below) after the Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the Holders the number of Conversion Shares to be issued upon the conversion of the Series X Preferred. When delivering the Conversion Shares as provided herein, the Corporation shall use commercially reasonable efforts to deliver the Conversion Shares required to be delivered by the Corporation under this Article II, Section 4(c) through the Corporation’s transfer agent, unless otherwise agreed to with the Holders. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of trading days, on the Trading Market as of the Conversion Date.

(d)         Certificates for Remaining Series X Preferred. In the event that less than all of the shares of Series X Preferred are converted hereunder, the Corporation shall promptly issue a new certificate (if the Series X Preferred are then certificated) registered in the name of the Holder representing such remaining shares of Series X Preferred not subject to such conversion.

(e)         Exchange Cap. Notwithstanding any provision of this Certificate of Designations to the contrary, the Corporation shall not issue any shares of Common Stock upon conversion of any shares of Series X Preferred or otherwise pursuant to the terms of this Certificate of Designations if the issuance of such shares of Common Stock would exceed the aggregate number of shares of Common Stock which the Corporation may issue upon conversion of the Series X Preferred without breaching the Corporation’s obligations as set forth in Nasdaq Rule 5635(b) (or any successor provision thereto) (the maximum number of shares of Common Stock which may be issued without violating such rules and regulations, the “Exchange Cap”); provided, however, that the foregoing limitation shall not apply in the event that the Corporation (i) obtains the approval of its shareholders as required by the applicable rules and regulations of the Trading Market for issuances of shares of Common Stock in excess of such amount or (ii) obtains a written opinion from outside counsel to the Corporation that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders (as defined in Article II, Section 5(b)). Until such approval or such written opinion is obtained, no Holder shall be issued in the aggregate, upon conversion of any shares of Series X Preferred, shares of Common Stock in an amount greater than the product of (A) the Exchange Cap, multiplied by (B) the quotient of (1) the aggregate number of shares of Series X Preferred initially acquired by such Holder under the Exchange Agreement, divided by (2) the aggregate number of shares of Series X Preferred initially acquired by all Holders under the Exchange Agreement (with respect to each Holder, the “Exchange Cap Allocation”). In the event that any Holder shall sell or otherwise Transfer any of such Holder’s shares of Series X Preferred, the Transferee shall be allocated a pro rata portion of such Holder’s Exchange Cap Allocation with respect to such portion of such shares of Series X Preferred so Transferred, and the restrictions of the prior sentence shall apply to such Transferee with respect to the portion of the Exchange Cap Allocation so allocated to such Transferee. Upon conversion in full of a Holder’s shares of Series X Preferred, the difference (if any) between such Holder’s Exchange Cap Allocation and the number of shares of Common Stock actually issued to such Holder upon such Holder’s conversion in full of such shares of Series X Preferred shall be allocated, to the respective Exchange Cap Allocations of the remaining Holders on a pro rata basis in proportion to the shares of Common Stock underlying the shares of Series X Preferred then held by each such Holder.

(f)          Legend. Every certificate representing shares of Series X Preferred shall bear a legend on the face thereof providing as follows:

“The shares of Series X Preferred Stock represented by this certificate are subject to provisions with respect to, including requirements for, conversion, sale, assignment or other transfer as set forth in Article II, Section 4 of the Certificate of Designations of Senior Convertible Preferred Stock.”

(g)         No Responsibility of the Corporation. In connection with any conversion or Transfer of shares of Series X Preferred pursuant to or as permitted hereunder, (i) the Corporation shall be under no obligation to make any investigation of facts, and (ii) except as otherwise required by law, neither the Corporation nor any director, officer, employee or agent of the Corporation shall be liable in any manner for any action taken or omitted in good faith in connection with the registration of the issuance of Conversion Shares in connection with any such conversion or the registration of any such Transfer.

5.            Voting Rights.

(a)         General. Except as otherwise required by applicable law, each Holder shall be entitled to vote on all matters submitted to holders of Common Stock and shall be entitled to a number of votes equal to the Converted Stock Equivalent Amount for each share of Series X Preferred held as of the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited. Except as otherwise required by applicable law or as set forth in Article II, Section 5(b) below, the Holders shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

(b)         Approval Rights. In addition to the voting rights set forth in Article II, Section 5(a) above and any approval rights that may be required by applicable law, the consent of the Holders representing a majority of the number of shares of Common Stock into which the outstanding shares of Series X Preferred are convertible (assuming for this purpose that each share of Series X Preferred is convertible into the Converted Stock Equivalent Amount) (the “Required Holders”), given in person or by proxy, either in writing or by vote, at a special or annual meeting, voting or consenting as a separate class, shall be necessary to:  (i) increase the authorized number of shares of Series X Preferred; (ii) enter any agreement, contract or understanding or otherwise incur any obligation which by its terms would violate or be in conflict in any material respect with, or significantly and adversely affect, the powers, rights or preferences of the Series X Preferred designated hereunder; (iii) amend the Certificate of Incorporation or By-laws of the Corporation, if such amendment would significantly and adversely alter, change or affect the powers, preferences or rights of the Holders (for the avoidance of doubt, including any amendment to the Certificate of Incorporation to create any class or series of Senior Stock); (iv) cause the Corporation or any of its subsidiaries to, directly or indirectly, redeem, repurchase or declare or pay any dividend or other distribution (whether in cash, stock, property or otherwise) on any Capital Stock (provided, however, that no consent of the Required Holders shall be required pursuant to this Article II, Section 5(b)(iv) with respect to any redemption, repurchase, payment or other action that the Corporation is required to undertake pursuant to any agreement or instrument in effect on the date hereof and filed by the Corporation with the Securities and Exchange Commission (for the avoidance of doubt, disregarding any amendments or modifications made to any such agreements or instruments after the date hereof)); or (v) amend or waive any provision of this Certificate of Designations applicable to the Holders or the Series X Preferred.

(c)       Action by Written Consent. Any action, including any vote required or permitted to be taken at any annual or special meeting of shareholders of the Corporation, that requires a separate vote of the Holders voting as a single class may be taken by such Holders without a meeting, without prior notice and without a vote, if a consent or consents in writing or electronic transmission, setting forth the action so taken, shall be given by such Holders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Series X Preferred entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to the Corporate Secretary of the Corporation at its principal executive office.

(d)         Voting Cap. Notwithstanding any provision of this Certificate of Designations to the contrary, in no event shall the shares of Series X Preferred be entitled to vote, in the aggregate, in excess of the voting power of the Corporation permitted under the rules and regulations of the Trading Market (the “Voting Cap”); provided, however, that the foregoing limitation shall not apply in the event that the Corporation (i) obtains the approval of its shareholders as required by the applicable rules and regulations of the Trading Market for voting power in excess of the Voting Cap or (ii) obtains a written opinion from outside counsel to the Corporation that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. If the number of votes entitled to be cast by all shares of Series X Preferred would otherwise exceed the Voting Cap, the number of votes that each share of Series X Preferred is entitled to cast shall be reduced on a pro rata basis such that the aggregate number of votes entitled to be cast by all shares of Series X Preferred is equal to the Voting Cap.

6.         Subdivision; Stock Splits; Combinations. The Corporation shall not at any time subdivide (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Series X Preferred into a greater number of shares, or combine (by combination, reverse stock split or otherwise) its outstanding shares of Series X Preferred into a smaller number of shares.

7.            Organic Change.

(a)         Notwithstanding any provision of this Certificate of Designations to the Contrary, if there occurs an Organic Change, as a result of which the Common Stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing (“Reference Property” and the amount and kind of Reference Property that a holder of one (1) share of Common Stock would be entitled to receive on account of such Organic Change (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a “Reference Property Unit”)), then, from and after the effective time of such Organic Change, each share of Series X Preferred will remain outstanding and, thereafter, (i) the consideration due upon conversion of any Series X Preferred will be determined in the same manner as if each reference to any number of shares of Common Stock in this Certificate of Designations, including in any related definitions, were instead a reference to the same number of Reference Property Units, and (ii) if necessary, any other provisions of this Certificate of Designations shall be equitably adjusted by the Board acting in good faith in order to preserve, as nearly the same as practicable, the economic interests of the Holders under this Certificate of Designations. On or before any such Organic Change, the Corporation (and, if applicable, any third party that is party to such Organic Change) will execute supplemental instruments, if any, as the Board reasonably determines are necessary or desirable to give effect of this Article II, Section 7.

(b)        In the event that holders of Common Stock have the option to elect the form of consideration to be received in an Organic Change or Change of Control, Holders shall have the same election privileges as the holders of Common Stock.

ARTICLE III
MISCELLANEOUS

1.           Unissued or Reacquired Shares. Shares of Series X Preferred that have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be retired upon their acquisition, shall not be reissued as shares of Series X Preferred, and, upon the taking of any action required by law, shall be restored to the status of authorized but unissued shares of preferred stock of the Corporation without designation as to series.

2.           No Sinking Fund. Shares of Series X Preferred are not subject to the operation of a sinking fund.

3.           Reservation of Common Stock.

(a)         Sufficient Shares. The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock or shares acquired by the Corporation, solely for issuance upon the conversion of shares of Series X Preferred as provided in this Certificate of Designations to holders of such Series X Preferred, free from any preemptive or other similar rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series X Preferred then outstanding.

(b)        Use of Acquired Shares. Notwithstanding the foregoing, the Corporation shall be entitled to deliver upon conversion of shares of Series X Preferred, as provided herein, shares of Common Stock acquired by the Corporation and held as treasury shares (in lieu of the issuance of authorized and unissued shares of Common Stock), so long as any such acquired shares are free and clear of all liens, charges, security interests or encumbrances (other than liens, charges, security interests and other encumbrances created by the Holders).

(c)         Free and Clear Delivery. All shares of Common Stock delivered upon conversion of the Series X Preferred, shall, upon issuance, be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances (other than liens, charges, security interests and other encumbrances created by the Holders).

(d)         Compliance with Law. Prior to the delivery of any securities that the Corporation shall be obligated to deliver upon conversion of the Series X Preferred, the Corporation shall use its reasonable best efforts to comply with any federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

(e)         Listing. The Corporation hereby covenants and agrees that, if at any time the Common Stock shall be traded on the Nasdaq Global Market, Nasdaq Capital Market or any other national securities exchange, the Corporation will, if permitted by the rules of such exchange, list and keep listed, so long as the Common Stock shall be so listed on such exchange, all the Common Stock issuable upon conversion of the Series X Preferred; provided, however, that if the rules of such exchange require the Corporation to defer the listing of such Common Stock until the first conversion of Series X Preferred into Common Stock in accordance with the provisions hereof, the Corporation covenants to list such Common Stock issuable upon conversion of the Series X Preferred in accordance with the requirements of such exchange at such time.

4.           Transfer Agent, Conversion Agent and Paying Agent. The duly appointed Transfer Agent, Conversion Agent and paying agent for the Series X Preferred shall be the Corporation. The Corporation may appoint a successor transfer agent that shall accept such appointment prior to the effectiveness of such removal. Upon any such appointment, the Corporation shall send notice thereof to the Holders.

5.           Mutilated, Destroyed, Stolen and Lost Certificates. If physical certificates are issued, the Corporation shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Transfer Agent. The Corporation shall replace any certificate that becomes destroyed, stolen or lost, at the Holder’s expense, upon delivery to the Corporation and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity and bond that may be required by the Transfer Agent or the Corporation.

6.           No Closing of Books; Cooperation. The Corporation shall not close its books against the transfer of Series X Preferred or of Common Stock issued or issuable upon conversion of Series X Preferred in any manner which interferes with the timely conversion of Series X Preferred. The Corporation shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of Series X Preferred hereunder (including, without limitation, making any governmental filings required to be made by the Corporation).

7.          Cash In Lieu of Fractional Interests. If any fractional interest in a share of capital stock would, except for the provisions of this Article III, Section 7, be delivered upon any conversion of the Series X Preferred, the Corporation, in lieu of delivering the fractional share therefor, shall pay an amount to the holder thereof equal to the market value of such fractional interest as of the date of conversion.

8.            Taxes.

(a)         Transfer Taxes. The Corporation shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of shares of Series X Preferred or shares of Common Stock or other securities issued on account of Series X Preferred pursuant hereto or certificates representing such shares or securities; provided, however, that the Corporation shall not be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series X Preferred, shares of Common Stock or other securities in a name other than that in which the shares of Series X Preferred with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been, or will be, paid or is not payable.

(b)         Withholding. All payments and distributions (or deemed distributions) on the shares of Series X Preferred (and on the shares of Common Stock received upon their conversion) shall be subject to withholding and backup withholding of tax to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders.

9.          Notices. All notices referred to in this Certificate of Designations shall be in writing, and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given:  (a) upon receipt, when delivered personally; (b) one Business Day after deposit with an overnight courier service; or (c) three Business Days after the mailing thereof if sent by registered or certified mail (unless first class mail shall be specifically permitted for such notice under the terms of this Certificate of Designations) with postage prepaid, in each case addressed:  (i) if to the Corporation, to its office at 235 Yorkland Blvd., Suite 900, Toronto, Ontario, Canada, M2J 4Y8 (Attention:  General Counsel and Corporate Secretary), or (ii) if to any Holder, to such Holder at the address of such Holder as listed in the stock record books of the Corporation (which may include the records of the Transfer Agent) or (iii) to such other address as the Corporation or any such Holder, as the case may be, shall have designated by notice similarly given.

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IN WITNESS WHEREOF, Venus Concept Inc. has caused this Certificate of Designations to be executed by its duly authorized officer on and as of this 4th day of October, 2023.

VENUS CONCEPT INC.

By:	/s/ Rajiv De Silva
Name:	Rajiv De Silva
Title:	Chief Executive Officer

[Certificate of Designations of Series X Convertible Preferred Stock of Venus Concept Inc.]

Exhibit A

CONVERSION NOTICE

Venus Concept Inc.
Series X Convertible Preferred Stock

Subject to the terms of the Certificate of Designations, by executing and delivering this Conversion Notice, the undersigned Holder of the Series X Convertible Preferred Stock identified below directs the Corporation to convert (check one):

☐	all of the shares of Series X Convertible Preferred Stock
☐	*____________shares of Series X Convertible Preferred Stock

identified by CUSIP No. and Certificate No. (if applicable).

Date:
(Legal Name of Holder)

By:
Name:
Title:

* Must be a whole number.